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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                 Washington, D.C. 20549                             OMB Number:         3235-0058
                                                                                                    Expires:     January 31, 2002
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                              NOTIFICATION OF LATE FILING                              COMMISSION FILE NUMBER

(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                            CUSIP NUMBER

     For Period Ended: March 31, 1999                                                               -----------------------------
                       ---------------------
     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report  on Form  11-K
     [ ] Transition  Report  on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:
                                    n/a

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PART I -- REGISTRANT INFORMATION

                                  Cardiac Control Systems, Inc.
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Full Name of Registrant
                                  n/a
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Former Name if Applicable

                                  3 Commerce Blvd.
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Address of Principal Executive Office (Street and Number)

                                  Palm Coast, Florida  32164
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

       | (a) The reasons described in reasonable detail in Part III of this form
       |     could not be eliminated without unreasonable effort or expense;
       | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, | will be filed on or before the fifteenth calendar day following the
  |X|  |     prescribed due date;  or the subject quarterly report or transition
       |     report on Form 10-Q,  or portion thereof will be filed on or before
       |     the fifth calendar day following the prescribed due date; and
       | (c) The  accountant's  statement  or  other  exhibit  required by  Rule
       |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

                    See Attached

SEC 1344 (2-99)
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PART IV--OTHER INFORMATION

(1) Name  and   telephone  number  of  person  to  contact  in  regard  to  this notification

          Alan Rabin                   904                445-5450
    ----------------------------  ------------  ------------------------------
              (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                           |X| Yes |_| No

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
            See Attached
    ----------------------------------------------------------------------------
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                          Cardiac Control Systems, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 30, 1999                                      By  /s/ Alan J. Rabin
       -------------                                          -----------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------- ATTENTION---------------------------------------
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                              Part III - Narrative
                                   Form 12b-25

         Cardiac Control Systems, Inc. (the "Company") is unable to file the 10-K in the time frame required and would like this requirement extended by 15 days. This is the first delay that the company has requested in its history. The following reasons could not be eliminated by the Company without unreasonable effort or expense.

         The reasons for this request for a delay include the following:

1. As a result of the abrupt termination of a planned merger with Electro-Catheter Corporation of Rahway, New Jersey, the Company made the decision to temporarily suspend on-going operations. This suspension was disclosed on a Form 8-K filed on April 16, 1999. The only ongoing activity of the Company includes the attempt to sell the Company as a whole, the collection of debts, the sale of inventory and maintenance of assets and technology.

2. The Company is currently in default of its obligations to its secured creditors, its unsecured creditors and the majority of its vendors. All revenue generated from the sale of inventory and collection of accounts receivables is being paid directly to the secured lenders. The Company does not have the money required at this time to pay the Company's independent accountants for an audit to certify financials as required in the Form 10-K nor to require the independent auditors to make a certified statement regarding same for the filing of this Form 12b-25.

3. The Company is currently negotiating with a third-party entity for such entity to purchase stock of the Company for cash which would be used, in part, to pay the fees and expenses of the Company's independent auditors to perform the audit.

4. Because of its suspension of operations. the Company has only a very limited staff available, all of which are directed towards the liquidation of inventory and some of the assets. These personnel are being supported by advances from the senior lender and therefore all activities of these personnel are directed towards reimbursement of the debt related to the senior lender.

5. This activity is expected to be completed within the next 2 weeks, which would allow a redirection of resources and activity for the accumulation and preparation of data and filing of the 10-K by the 15th calendar date following the current due date.

         Based on the above, the Company cannot file the Form 10K within the required time period without a substantial incremental expense and resources. The Company does however expect to be able to meet an extended deadline of no later than the fifteenth 15th) calendar day following the due day.



                                                           /s/ Alan J. Rabin
                                                           ---------------------
                                                           Alan Rabin, President

                   Part IV, Subsection (3) - Other Information
                                   Form 12b-25

         As disclosed on a Form 8-K filed on April 16, 1999, Cardiac Control Systems, Inc. (the "Company") suspended operations temporarily. The Company deems this a "significant change in results of operation." The effect of such change will be reflected in the earning statements to be included in the Form 10-K upon filing.

         Since the suspension of business, the only ongoing activity of the Company includes the attempt to sell the Company as a whole, the collection of debts, the sale of inventory and maintenance of assets and technology. New products and sales have not been generated. As disclosed in Section III of this Form 12b-25, once payment for the independent auditors is obtained, the Company will be able to quantify the effect of such change.



                                                           /s/ Alan J. Rabin
                                                           ---------------------
                                                           Alan Rabin, President